SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D. C.  20549



                                 FORM 11-K



          (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               For the fiscal year ended December 31, 1996 or

          ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
               REQUIRED)
                        For the transition period from
                                      to


                                                       Commission
                                                       File Number
                                                       -----------
          Central Illinois Public Service Company        1-3672
          CIPSCO Incorporated                            1-10628



                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                     EMPLOYEE LONG-TERM SAVINGS PLAN,
             EMPLOYEE LONG-TERM SAVINGS PLAN-IUOE NO. 148 AND
               EMPLOYEE LONG-TERM SAVINGS PLAN-IBEW No. 702
                               (the "Plans")



                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                              (the "Company")

                            CIPSCO INCORPORATED
                                ("CIPSCO")

                           607 East Adams Street
                       Springfield, Illinois  62739

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST

                             TABLE OF CONTENTS





Report of Independent Public Accountants


Statements of Net Assets Available for Benefits


Statements of Changes in Net Assets Available for Benefits

Notes to Comparative Financial Statements


Allocation of Changes in Net Assets Available for Benefits


Supplemental Schedules


Signature


Exhibit 23 - Consent of Independent Public Accountants

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 ----------------------------------------


To Central Illinois Public
Service Company:

We have audited the accompanying statements of net assets available for benefits of the CENTRAL ILLINOIS PUBLIC SERVICE COMPANY MASTER LONG-TERM SAVINGS TRUST (which includes the Central Illinois Public Service Company Employee Long-Term Savings Plan, the Central Illinois Public Service Company Employee Long-Term Savings Plan - IUOE No. 148 and the Central Illinois Public Service Company Employee Long-Term Savings Plan - IBEW No. 702) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Illinois Public Service Company Master Long-Term Savings Trust as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of allocation of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund and is not a required part of the basic financial statements. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule of allocation of changes in net assets available for benefits and the supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             ARTHUR ANDERSEN LLP
Chicago, Illinois,
June 26, 1997

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AS OF DECEMBER 31, 1996 AND 1995


                                                 1996           1995
                                                 ____           ____
  Investments, at fair value (Notes 1 and 2):

    CIPSCO Common Stock Fund                 $ 30,963,433   $ 31,056,955
    Bond Index Fund                             4,927,964      4,803,198
    Money Market Fund                           8,503,004      7,908,976
    Growth Equity Fund                         20,277,105     15,145,599
    Standard & Poor's (S&P) 500 Equity
     Index Fund                                19,060,774     15,164,851
    Merrill Lynch Retirement Preservation
     Trust                                      1,025,971        531,927
    AIM Value Fund                              1,918,090      1,062,154
    Merrill Lynch Global Allocation Fund          685,570        221,586
    Merrill Lynch Capital Fund                    756,128        268,093
    Participant Loan Fund                       4,481,362      3,268,849
                                              ___________    ___________

      Total investments                        92,599,401     79,432,188

  Cash                                             (1,087)       623,637

  Receivables:

    Pending Settlement                                 21         20,613
    Payroll withholdings (Note 2)                 120,633        326,716
    Interest and Dividends                         13,234          5,417
                                              ___________    ___________

      Total assets                             92,732,202     80,408,571

  Liabilities                                           -              -
                                              ___________    ___________


Net assets available for benefits            $ 92,732,202   $ 80,408,571
                                              ===========    ===========



The accompanying notes to comparative financial statements are an integral part of these statements.

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                  1996           1995           1994
                                  ____           ____           ____
Additions:

  Employee contributions      $  7,865,514   $  7,869,878   $  7,466,491

  Investment income              2,748,912      3,692,908      2,475,524

  Realized gains (losses)
  on sales  of investments
  (Note 2)                       1,479,136        453,074       (642,631)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)        4,238,950     15,421,001     (2,549,497)
                               ___________    ___________    ___________

                                16,332,512     27,436,861      6,749,887

Deductions:

  Distributions (Note 1)         3,985,241      4,556,808      1,078,936

  Expenses                          23,640         11,224              -
                               ___________    ___________    ___________

Net increase                    12,323,631     22,868,829      5,670,951

Net assets available for benefits
  Beginning of period           80,408,571     57,539,742     51,868,791
                               ___________    ___________    ___________

  End of period               $ 92,732,202   $ 80,408,571   $ 57,539,742
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of these statements.
                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
                 NOTES TO COMPARATIVE FINANCIAL STATEMENTS



(1)  Summary of Plans' Provisions
     ____________________________

     - Description of Plans

          The Central Illinois Public Service Company Master Long-Term Savings Trust (the "Master Trust") as amended and effective on April 1, 1995, was adopted as the trust to serve as the funding medium for the Central Illinois Public Service Company Employee Long-Term Savings Plan (the "Wage and Salary Plan"), the Central Illinois Public Service Company Employee Long-Term Savings Plan - IUOE No. 148 (the "IUOE Plan") and the Central Illinois Public Service Company Employee Long-Term Savings Plan - IBEW No. 702 (the "IBEW Plan") (collectively, the "Plans"). The Plans, defined contribution plans subject to the Employee Retirement Income Security Act of 1974 (ERISA), were adopted to provide a systematic means by which eligible employees of Central Illinois Public Service Company (an Illinois corporation and a subsidiary of CIPSCO Incorporated) (CIPS or the "Company") and affiliated employers adopting a Plan (collectively, the "Employers") can participate in a regular savings program and secure federal income tax benefits resulting from participation in the Plans. Participants should refer to the appropriate Plan documents, prospectuses or information statements for a description of the Plan's provisions.

     - Plan Administration

          A committee (the "Committee"), consisting of at least three persons appointed by the Company administers each of the Plans. The Committee has the power to adopt rules and regulations as deemed necessary or advisable to carry out the applicable Plan in accordance with its terms. No member of the Committee who is an employee of the Company may receive any remuneration for services performed as a member of the Committee. Merrill Lynch Trust
          Company of America (the "Trustee") serves as Trustee under terms of the Master Trust.

          In general, expenses to administer the Plans, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plans. All transaction fees of an investment fund are paid from the assets of that investment fund.

     - Investment Funds

          The Plans provide for the following investment funds (the
          "Funds"):

          The CIPSCO Common Stock Fund invests in shares of CIPSCO Incorporated common stock which the Trustee purchases in the open market from time to time.

          The Bond Index Fund invests in the Barclays Global Investors Government/Corporate Bond Index Fund (formerly known as the Wells Fargo Government/Corporate Bond Index), which is a stratified sample of bonds comprising the Lehman Brothers Government/Corporate Bond Index (the "Bond Index"). The Bond Index is comprised primarily of U.S. Government, U.S. Agency and corporate bonds.

          The Standard & Poor's (S&P) 500 Equity Index Fund invested in the Wells Fargo Bank Equity Index Fund prior to April 3, 1995. From and after April 3, 1995 the S&P 500 Equity Index Fund has been invested in the Merrill Lynch Equity Index Trust, a collective trust fund maintained by Merrill Lynch Trust Company . The investment objectives of the Merrill Lynch Equity Index Trust are to approximate the total return of the S&P 500 Composite Stock Index (the "Equity Index"). The investment strategy has two components. Ordinarily, over 90% of the assets are held as a traditional "full replication" Equity Index portfolio comprised of all, or nearly all, 500 stocks in weightings closely aligned with those of the Equity Index. The balance of the assets are held in a liquidity pool of cash equivalents (hedged by ownership of S&P 500 Index Futures) that provide a return very close to the Equity Index, while allowing low-cost, efficient accommodation of cash flows in and out of the Merrill Lynch Equity Index Trust.

          The Money Market Fund invests in the Barclays Global Investors
          Money Market Fund for Employee Benefit Trusts (formerly known as the Wells Fargo Money Market Fund), which provides for investment and reinvestment in a variety of money market instruments, including but not limited to U.S. Government and agency securities, bank obligations such as certificates of deposit, banker's acceptances and fixed-time deposits, short-term commercial debt instruments such as commercial paper, unsecured loan participations or variable rate demand notes and repurchase agreements. Prior to April 3, 1995, the Money Market Fund invested in Boston Safe Deposit and Trust Company's Daily Income Fund.

          The Growth Equity Fund invests in a separately managed portfolio consisting primarily of equity securities, or securities convertible into common stocks. A portion of the portfolio may be invested in cash equivalents. The portfolio is managed by Merrill Lynch Asset Management. Prior to April 3, 1995, Investment Advisors, Inc. managed this Fund.

          The Merrill Lynch Retirement Preservation Trust invests primarily in U.S. government and agency securities, guaranteed investment contracts issued generally by insurance carriers and banks and high-quality money market instruments. This Fund is a collective trust fund maintained by Merrill Lynch Trust Company.

          AIM Value Fund - Class A Shares - invests primarily in equity securities that are judged by the manager to be undervalued. The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stocks, but also may invest in preferred stocks and other debt securities.

          The Merrill Lynch Global Allocation Fund - Class A Shares - varies the mix of investments in United States and foreign equity, debt and money market securities based upon the manager's evaluation of changing market and economic trends.

          The Merrill Lynch Capital Fund has a fully managed investment policy utilizing equity, debt and convertible securities. Consistent with policy, the Capital Fund's portfolio may, at any given time, be invested substantially in equity securities (stocks), corporate bonds, or money market securities. It is the expectation of the investment manager that, over longer periods, a major portion of the Capital Fund's portfolio will consist of equity securities of larger-market capitalization companies.

          The Participant Loan Fund consists of amounts loaned to participants as provided for in the Plans.

     - Employee Eligibility

          An employee of the Employers receiving regular salary or wages who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become a Participant. Eligible employees who are part of the Local 148 or Local 702 bargaining units may participate in the IUOE Plan or IBEW Plan, respectively, and all other eligible employees may participate in the Wage and Salary Plan.

          As of December 31, 1996, there were 2,031 active participants, 95 retired or separated participants and six deceased participants whose beneficiaries are eligible to receive benefits. As of December 31, 1995 and 1994 there were 2,084 and 2,620 active participants and 94 and 38 retired or separated participants, respectively. Also, at December 31, 1995 there was one deceased employee whose beneficiaries were eligible to receive benefits.

     - Plan Contributions

          The Plans permit a Participant to make contributions to the applicable Plan through payroll reductions from 1% up to 15% of the Participant's compensation (as defined) from the Employers. In order to insure compliance with applicable nondiscrimination requirements of the Internal Revenue Code, the Committee, in accordance with the Plans, has limited highly compensated Participant reductions to 10%. The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant
          to $9,500 in 1996 and $9,240 in 1995 and 1994.   The Employers
          transfer to the Master Trust the amount designated by the Participant where it is placed in a Participant's Account no less frequently than semi-monthly. As of December 31, 1996, the Plans had no provisions for matching funds from the Employers. (However, the IBEW Plan has been amended to provide for Employer matching contributions with respect to Participant contributions made for payroll periods with a pay date occurring on or after July 1, 1997.) Contributions are invested in accordance with the Participant's directions in one or more of the Funds. Employees may make "qualifying rollover contributions" of amounts received as a distribution from a prior employer's plan.

          The amounts in a Participant's Account are fully vested at all times.

          By contacting the Trustee by means of the Telephone Response System a Participant may suspend contributions to a Plan, change the percentage of payroll reductions, or change investment elections among the Funds for amounts already contributed to or on deposit in the Participant's Account and/or for future contributions.

     - Plan Withdrawals/Loans

          No withdrawals from a Participant's Account are permitted while the Participant continues to be employed by the Employers except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants may make withdrawals of their rollover contributions and earnings thereon.

          Upon application of a Participant and payment of a loan application fee, the Committee may, in compliance with the Plans, direct the Trustee to make a loan to the Participant from the Participant's Account upon such terms as the Committee shall specify. Participants' loans are maintained in the Participant Loan Fund. As of December 31, 1996 (1995 and 1994), 804 (498
          and 372) participants had loans outstanding.

     - Participant Distributions

          Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's Account less the unpaid amount of any outstanding loan (including accrued interest). Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a Participant reaches age 70 1/2, dies, or requests an earlier distribution (whichever occurs first).

          Amounts that have been requested for withdrawal by a Participant, but have not yet been distributed by a Plan, are included in net assets available for benefits. Amounts requested for withdrawal by Participants, but not yet distributed by a Plan as of December 31, 1996 and 1995 are $21,555 and $179,746,
          respectively.

     - Plan Termination

          The Company has a right to terminate the Plans at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Trust Fund with the exception that, except in certain specified situations, no distributions shall be made until a Participant attains age 59 1/2.

     - Plan Revisions

          Effective April 1, 1995, Merrill Lynch Trust Company of America became Trustee and Merrill Lynch, Pierce, Fenner and Smith Incorporated became recordkeeper for the Plans. The investment managers for the S&P 500 Equity Index Fund, Money Market Fund and Growth Equity Fund were changed. Also, effective July 1, 1995, four new investment options were added to the five funds already then in place.

(2)  Summary of Significant Accounting Policies
     __________________________________________

     The financial statements of the Master Trust are prepared on the accrual basis of accounting.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Payroll withholdings represent accrued contributions and employee loan repayments that are owed to the Plans as of December 31.

     All investments are presented at fair value as of December 31, 1996 and 1995. The fair value of the CIPSCO Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income.

     Realized gains (losses) result from actual sales of investments in excess of (or below) the value of the assets at the beginning of the plan year or at the time of purchase during the year. The change in unrealized appreciation (depreciation) on investments represents the difference between market value of assets held on the last business day of each year and the value at the beginning of the plan year or at time of purchase during the year.

(3)  Tax Status of the Plans
     _______________________

     The Plans are intended to qualify as deferred compensation plans under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Qualification of the Plans means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's Account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's Account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received favorable determination letters from the Internal Revenue Service dated February 5, 1996 concerning the qualification of the Plans (Executive and Wage and Salary Plan, the IBEW Plan and the IUOE Plan) under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986 concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plans are currently designed and are being operated in compliance with requirements of the Internal Revenue Code and that the trust is tax exempt as of the financial statement date.

     Discussions of the federal income tax consequences of the Plans, including consequences on distributions of a Participant's Account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description and Information Statement (dated June 27, 1995).

(4)  Investments
     ___________

     The following table presents investments. Investments that represent five percent or more of the Plans' net assets available for benefits at year end are identified separately.

                                                     December 31,
                                                 1996           1995
                                                 ____           ____
Investments at Fair Value as
  Determined by Quoted Market Price

  CIPSCO Common Stock                        $ 30,963,433   $ 31,056,955

  Common/Collective Trusts:
    S&P 500 Equity Index Fund                  19,060,774     15,164,851
    Bond Index Fund                             4,927,964      4,803,198
    Money Market Fund                           8,503,004      7,908,976
    Growth Equity Fund                         20,277,105     15,145,599
    Merrill Lynch Retirement
      Preservation Trust                        1,025,971        531,927
                                              ___________    ___________
    Total Common/Collective Trusts             53,794,818     43,554,551
                                              ___________    ___________
  Mutual Funds:
    AIM Value Fund                              1,918,090      1,062,154
    M. L. Global Allocation Fund - Class A        685,570        221,586
    M. L. Capital Fund - Class A                  756,128        268,093
                                              ___________    ___________
    Total Mutual Funds                          3,359,788      1,551,833
                                              ___________    ___________
  CIPS 401(k) Loans to
    Various Participants                        4,481,362      3,268,849
                                              ___________    ___________
    Total Investments                        $ 92,599,401   $ 79,432,188
                                              ===========    ===========

(5)  Supplemental Schedules
     ______________________

The supplemental "Schedule of Assets Held for Investment Purposes" and "Schedule of Reportable Transactions" are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The "Schedule of Assets Held for Investment Purposes" is a detailed listing of investments held at year-end and the "Schedule of Reportable Transactions" discloses any transaction or series of transactions in excess of five percent of the current value of plan assets at the beginning of the year.

(6)  Merger Agreement
     ________________

On August 11, 1995, CIPSCO Incorporated (CIPSCO) entered into an Agreement and Plan of Merger with Union Electric Company (UE), and Ameren Corporation (Ameren), a newly-formed jointly-owned entity, pursuant to which among other things, CIPSCO will be merged with Ameren. Pursuant to the merger agreement, CIPS, UE and CIPSCO Investment Company will be wholly-owned subsidiaries of Ameren.

                                                            (1 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                        CIPSCO Common Stock Fund
                              _____________________________________________
                                    1996           1995           1994
                                    ____           ____           ____
Additions:

  Employee contributions      $  2,809,240   $  2,726,890   $  2,522,171

  Loans to participants         (1,070,229)      (837,713)      (207,388)

  Investment income              1,805,882      1,547,456      1,213,334

  Realized gains (losses)
  on sales of investments
  (Note 2)                         673,400       (178,752)       212,438

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)       (3,343,333)     9,031,388     (2,332,909)

  Net transfers between funds     (583,399)     1,433,504        379,590
                               ___________    ___________    ___________
                                   291,561     13,722,773      1,787,236
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                    (489,577)      (330,623)      (240,033)

  Distributions (Note 1)           942,287      1,275,824        556,772

  Expenses                           6,708          4,593              -
                               ___________    ___________    ___________
                                   459,418        949,794        316,739
                               ___________    ___________    ___________

Net increase (decrease)           (167,857)    12,772,979      1,470,497

Net assets available for benefits
  Beginning of period           31,203,987     18,431,008     16,960,511
                               ___________    ___________    ___________
  End of period               $ 31,036,130   $ 31,203,987   $ 18,431,008
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.

                                                            (2 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                             Bond Index Fund
                              _____________________________________________
                                    1996           1995           1994
                                    ____           ____           ____
Additions:

  Employee contributions      $    521,884   $    595,454   $    694,379

  Loans to participants           (111,283)      (103,329)       (82,673)

  Investment income                 17,355         94,550        323,904

  Realized gains (losses)
  on sales of investments
  (Note 2)                          70,434        (76,885)       (28,407)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)           63,663        823,976       (461,910)

  Net transfers between funds     (300,673)      (923,768)      (228,331)
                               ___________    ___________    ___________
                                   261,380        409,998        216,962
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                     (63,481)       (54,813)       (67,916)

  Distributions (Note 1)           213,997        281,384         39,009

  Expenses                             704            678              -
                               ___________    ___________    ___________
                                   151,220        227,249        (28,907)
                               ___________    ___________    ___________

Net increase (decrease)            110,160        182,749        245,869

Net assets available for benefits
  Beginning of period            4,824,902      4,642,153      4,396,284
                               ___________    ___________    ___________
  End of period               $  4,935,062   $  4,824,902   $  4,642,153
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.

                                                            (3 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                        S&P 500 Equity Index Fund
                              _____________________________________________
                                    1996           1995           1994
                                    ____           ____           ____
Additions:

  Employee contributions      $  1,585,374   $  1,620,130   $  1,589,052

  Loans to participants           (528,171)      (396,762)      (198,759)

  Investment income                 59,412        236,872        303,470

  Realized gains (losses)
  on sales of investments
  (Note 2)                         380,076      4,231,156         (2,742)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)        3,166,166       (272,250)      (149,825)

  Net transfers between funds     (404,532)      (667,635)      (129,422)
                               ___________    ___________    ___________
                                 4,258,325      4,751,511      1,411,774
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                    (265,044)      (185,132)      (171,154)

  Distributions (Note 1)           665,560        870,268        146,872

  Expenses                           3,330          2,258              -
                               ___________    ___________    ___________
                                   403,846        687,394        (24,282)
                               ___________    ___________    ___________

Net increase (decrease)          3,854,479      4,064,117      1,436,056

Net assets available for benefits
  Beginning of period           15,231,039     11,166,922      9,730,866
                               ___________    ___________    ___________
  End of period               $ 19,085,518   $ 15,231,039   $ 11,166,922
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (4 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                            Money Market Fund
                              _____________________________________________
                                    1996           1995           1994
                                    ____           ____           ____

Additions:

  Employee contributions      $    651,295   $    884,534   $    671,714

  Loans to participants           (291,787)      (285,867)      (218,359)

  Investment income                479,684        676,833        286,755

  Net transfers between funds      368,301        250,040        445,083
                               ___________    ___________    ___________
                                 1,207,493      1,525,540      1,185,193
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                    (158,045)      (139,505)      (126,379)

  Distributions (Note 1)           782,749      1,591,543        169,161

  Expenses                           9,046          1,301              -
                               ___________    ___________    ___________
                                   633,750      1,453,339         42,782
                               ___________    ___________    ___________

Net increase (decrease)            573,743         72,201      1,142,411

Net assets available for benefits
  Beginning of period            7,939,806      7,867,605      6,725,194
                               ___________    ___________    ___________
  End of period               $  8,513,549   $  7,939,806   $  7,867,605
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (5 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                           Growth Equity Fund
                              _____________________________________________
                                    1996           1995           1994
                                    ____           ____           ____
Additions:

  Employee contributions      $  1,649,874   $  1,894,932   $  1,989,175

  Loans to participants           (539,966)      (503,561)      (227,974)

  Investment income                 73,232        979,543        194,588

  Realized gains (losses) on
  sales of investments (Note 2)    340,891     (3,523,982)      (823,920)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)        4,192,889      5,893,790        395,147

  Net transfers between funds     (408,484)    (2,228,247)      (466,920)
                               ___________    ___________    ___________
                                 5,308,436      2,512,475      1,060,096
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                    (330,716)      (284,955)      (198,374)

  Distributions (Note 1)           550,601        910,032        159,949

  Expenses                           3,085          2,338              -
                               ___________    ___________    ___________
                                   222,970        627,415        (38,425)
                               ___________    ___________    ___________

Net increase (decrease)          5,085,466      1,885,060      1,098,521

Net assets available for benefits
  Beginning of period           15,217,772     13,332,712     12,234,191
                               ___________    ___________    ___________
  End of period               $ 20,303,238   $ 15,217,772   $ 13,332,712
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (6 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                               Merrill Lynch Retirement Preservation Trust
                              _____________________________________________
                                     1996           1995           1994
                                     ____           ____           ____
Additions:

  Employee contributions      $     47,548   $     15,860   $          -

  Loans to participants            (25,245)           (33)             -

  Investment income                 40,630         13,084              -

  Net transfers between funds      488,971        638,620              -
                               ___________    ___________    ___________
                                   551,904        667,531              -
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                      (5,392)          (888)             -

  Distributions (Note 1)            64,251        134,890              -

  Expenses                              78              1              -
                               ___________    ___________    ___________
                                    58,937        134,003              -
                               ___________    ___________    ___________

Net increase (decrease)            492,967        533,528              -

Net assets available for benefits
  Beginning of period              533,528              -              -
                               ___________    ___________    ___________
  End of period               $  1,026,495   $    533,528   $          -
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (7 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                             AIM Value Fund
                              _____________________________________________
                                     1996           1995           1994
                                     ____           ____           ____
Additions:

  Employee contributions      $    343,612   $     90,158   $          -

  Loans to participants            (80,956)        (5,105)             -

  Investment income                103,771         62,615              -

  Realized gains (losses) on
  sales of investments (Note 2)     11,210          1,096              -

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)          143,872        (48,660)             -

  Net transfers between funds      314,599      1,006,386              -
                               ___________    ___________    ___________
                                   836,108      1,106,490              -
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                     (53,121)        (8,404)             -

  Distributions (Note 1)            40,225         41,465              -

  Expenses                             319             51              -
                               ___________    ___________    ___________
                                   (12,577)        33,112              -
                               ___________    ___________    ___________

Net increase (decrease)            848,685      1,073,378              -

Net assets available for benefits
  Beginning of period            1,073,378              -              -
                               ___________    ___________    ___________
  End of period               $  1,922,063   $  1,073,378   $          -
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (8 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                  Merrill Lynch Global Allocation Fund
                              _____________________________________________
                                    1996            1995            1994
                                    ____            ____            ____
Additions:

  Employee contributions      $    138,373   $     20,636   $          -

  Loans to participants            (11,405)           (34)             -

  Investment income                 66,419         19,575              -

  Realized gains (losses)on
  sales of investments (Note 2)      3,832            197              -

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)            9,727         (3,327)             -

  Net transfers between funds      258,799        240,956              -
                               ___________    ___________    ___________
                                   465,745        278,003              -
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                     (12,252)        (1,535)             -

  Distributions (Note 1)            15,108         55,172              -

  Expenses                              45              1              -
                               ___________    ___________    ___________
                                     2,901         53,638              -
                               ___________    ___________    ___________

Net increase (decrease)            462,844        224,365              -

Net assets available for benefits
  Beginning of period              224,365              -              -
                               ___________    ___________    ___________
  End of period               $    687,209   $    224,365   $          -
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (9 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                       Merrill Lynch Capital Fund
                              _____________________________________________
                                     1996           1995            1994
                                     ____           ____            ____
Additions:

  Employee contributions      $    118,314   $     21,284   $          -

  Loans to participants            (28,345)          (144)             -

  Investment income                 70,324         22,012              -

  Realized gains (losses)on
  sales of investments (Note 2)       (707)           244              -

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)            5,966         (3,916)             -

  Net transfers between funds      310,049        229,531              -
                               ___________    ___________    ___________
                                   475,601        269,011              -
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                     (16,356)        (1,989)             -

  Distributions (Note 1)             5,341              -              -

  Expenses                             125              3              -
                               ___________    ___________    ___________
                                   (10,890)        (1,986)             -
                               ___________    ___________    ___________

Net increase (decrease)            486,491        270,997              -

Net assets available for benefits
  Beginning of period              270,997              -              -
                               ___________    ___________    ___________
  End of period               $    757,488   $    270,997   $          -
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (10 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                               Cash Fund*
                              _____________________________________________
                                      1996           1995           1994
                                      ____           ____           ____
Additions:

  Investment income           $      7,818   $       (919)  $          -

  Net transfers between funds          930              -              -
                               ___________    ___________    ___________
                                     8,748           (919)             -
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                       1,257         (2,153)             -

  Distributions (Note 1)           622,404       (622,404)             -

  Expenses                             200              -              -
                               ___________    ___________    ___________
                                   623,861       (624,557)             -
                               ___________    ___________    ___________

Net increase (decrease)           (615,113)       623,638              -

Net assets available for benefits
  Beginning of period              623,638              -              -
                               ___________    ___________    ___________
  End of period               $      8,525   $    623,638   $          -
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.


* Previous to 1995, amounts were reflected in individual funds.
                                                            (11 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                        Pending Settlement Fund*
                              _____________________________________________
                                      1996           1995           1994
                                      ____           ____           ____
Additions:

  Net transfers between funds $    (20,591)  $     20,613   $          -
                               ___________    ___________    ___________
                                   (20,591)        20,613              -
                               ___________    ___________    ___________

Deductions:                              -              -              -
                               ___________    ___________    ___________

Net increase (decrease)            (20,591)        20,613              -
                               ___________    ___________    ___________

Net assets available for benefits
  Beginning of period               20,613              -              -
                               ___________    ___________    ___________
  End of period               $         22   $     20,613   $          -
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.


* Previous to 1995, amounts were reflected in individual funds.
                                                            (12 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                          Participant Loan Fund
                              _____________________________________________
                                      1996           1995           1994
                                      ____           ____           ____

Additions:


  Loans to participants       $  2,687,387   $  2,132,548   $    935,153

  Investment income                 24,385         41,287        153,473

  Net transfers between funds      (23,970)             -              -
                               ___________    ___________    ___________
                                 2,687,802      2,173,835      1,088,626
                               ___________    ___________    ___________

Deductions:

  Loan repayments from
  participants                   1,392,727      1,009,997        803,856

  Distributions (Note 1)            82,718         18,634          7,173

                               ___________    ___________    ___________
                                 1,475,445      1,028,631        811,029
                               ___________    ___________    ___________

Net increase (decrease)          1,212,357      1,145,204        277,597


Net assets available for benefits
  Beginning of period            3,244,546      2,099,342      1,821,745
                               ___________    ___________    ___________
  End of period               $  4,456,903   $  3,244,546   $  2,099,342
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.
                                                            (13 of 13)

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     TWELVE MONTHS ENDED DECEMBER 31,



                                             Total of Funds
                              _____________________________________________
                                   1996           1995           1994
                                   ____           ____           ____
Additions:

  Employee contributions      $  7,865,514   $  7,869,878   $  7,466,491

  Investment income              2,748,912      3,692,908      2,475,524

  Realized gains (losses) on
  sales of investments (Note 2)  1,479,136        453,074       (642,631)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)        4,238,950     15,421,001     (2,549,497)
                               ___________    ___________    ___________
                                16,332,512     27,436,861      6,749,887
                               ___________    ___________    ___________

Deductions:

  Distributions (Note 1)         3,985,241      4,556,808      1,078,936

  Expenses                          23,640         11,224              -
                               ___________    ___________    ___________
                                 4,008,881      4,568,032      1,078,936
                               ___________    ___________    ___________

Net increase (decrease)         12,323,631     22,868,829      5,670,951

Net assets available for benefits
  Beginning of period           80,408,571     57,539,742     51,868,791
                               ___________    ___________    ___________
  End of period               $ 92,732,202   $ 80,408,571   $ 57,539,742
                               ===========    ===========    ===========



The accompanying notes to comparative financial statements are an integral part of this schedule.

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
  FORM 5500 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                   FOR THE YEAR ENDED DECEMBER 31, 1996



                                             ORIGINAL
 SECURITY DESCRIPTION            SHARES        COST         FAIR VALUE
 ____________________           _______      ________       __________

 Corporate Stock - Common
 ______________________

*CIPSCO Inc.                     860,095    $25,512,499    $30,963,433
                               _________      _________      _________
 TOTAL CORPORATE STOCK - COMMON  860,095     25,512,499     30,963,433
                               _________      _________      _________

 Common/Collective Trusts
 _____________________

 Barclay's Global investors
  Money Market Fund            8,503,004      8,503,004      8,503,004
 Barclay's Global investors
  Govt/Corp Bond Index           385,211      4,323,141      4,927,964
*Merrill Lynch Retirement
  Preservation Trust           1,025,971      1,025,971      1,025,971
*S&P 500 Equity Index Fund       382,754     14,408,618     19,060,774
 Growth Equity Fund            1,428,971     14,841,705     20,277,105
                               _________      _________      _________
 TOTAL COMMON/COLLECTIVE
  TRUSTS                      11,725,911     43,102,439     53,794,818
                               _________      _________      _________

 Mutual Funds
 ____________

 AIM Value Fund                   65,801      1,824,156      1,918,090
*Merrill Lynch Global
  Allocation Fund Class A         47,118        679,615        685,570
*Merrill Lynch Capital
  Fund Class A                    24,352        753,872        756,128
                               _________      _________      _________
 TOTAL MUTUAL FUNDS              137,271      3,257,643      3,359,788
                               _________      _________      _________

 Employee Loans
 _____________

*CIPS Employee Loans to
  Various Participants
  (interest rates ranging
  from 7% to 11.25%)           4,481,362      4,481,362      4,481,362
                               ---------      ---------      ---------

 Total Investments                          $76,353,943    $92,599,401
                                            ===========    ===========


*         Party-In-Interest Transactions

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      MASTER LONG-TERM SAVINGS TRUST
        FORM 5500 - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1996



                                                           COST
     SECURITY         # OF     COST OF      PROCEEDS     OF ASSETS  NET GAIN
   DESCRIPTION        TRANS   PURCHASES    FROM SALES    DISPOSED   OR (LOSS)
 __________________   _____  ___________  ___________   __________  _________

*CIPSCO Inc. Common
  Stock                803   $ 6,760,061  $         -   $       -   $       -

*CIPSCO Inc. Common
  Stock                860             -    3,614,216     2,940,816   673,400

 BGI Money Market
  Fund               1,040     3,998,962            -             -         -

 BGI Money Market
  Fund                 378             -    3,404,933     3,404,933         -

*Merrill Lynch Equity
  Index Trust 3        697     2,739,974            -             -         -

*Merrill Lynch Equity
  Index Trust 3        624             -    2,390,294     2,010,217   380,077

 Growth Equity Fund    711     2,799,186            -             -         -

 Growth Equity Fund    636             -    2,201,460     1,860,569   340,891

 Loan Fund             299     2,687,387            -             -         -

 Loan Fund             214             -    1,474,874     1,474,874         -

 Pending Settlement
  Fund                 376     3,854,373            -             -         -

 Pending Settlement
  Fund                 388             -    3,874,964     3,874,964         -



*Party-In-Interest Transaction

                                 SIGNATURE
                                 ---------



     Pursuant to the requirements of the Securities Exchange Act of 1934,

the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.




                                    CENTRAL ILLINOIS PUBLIC SERVICE
                                                COMPANY
                                    EMPLOYEE LONG-TERM SAVINGS PLAN,
                                    EMPLOYEE LONG-TERM SAVINGS PLAN
                                         - IUOE NO. 148 AND
                                    EMPLOYEE LONG-TERM SAVINGS PLAN,
                                         - IBEW NO. 702



                             By    /s/ R. C. Porter
                             _________________________________________
                                    R. C. Porter
                                    Chairman of the Employee Long-Term
                                    Savings Plan Committee, Employee
                                    Long-Term Savings Plan - IUOE
                                    No. 148 Committee and Employee
                                    Long-Term Savings Plan - IBEW
                                    No. 702 Committee



June 26, 1997